                                                              EXHIBIT (a)(1)(ii)

                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536

                     OFFER TO PURCHASE FOR CASH 25,000,000
                      OF ITS ISSUED AND OUTSTANDING SHARES
                          AT NET ASSET VALUE PER SHARE

       THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE IS 12:00 MIDNIGHT,
           NEW YORK CITY TIME, ON JANUARY 19, 1999, UNLESS EXTENDED.

To the Holders of Shares of
MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.:

    The Fund is offering to purchase up to 25,000,000 of its shares of common stock, par value $.10 per share (the "Shares"), for cash at a price equal to their net asset value ("NAV"), less any applicable Early Withdrawal Charge, as of the close of the New York Stock Exchange on January 19, 1999, the Expiration Date, unless extended, upon the terms and conditions set forth in this Offer to Purchase (the "Offer") and the related Letter of Transmittal. The Shares are not currently traded on an established secondary market. The NAV on December 15, 1998 was $9.86 per Share. You can obtain current NAV quotations from your Merrill Lynch Financial Consultant or the Merrill Lynch, Pierce, Fenner & Smith Incorporated Response Center (the "Merrill Lynch Response Center") (See Section
1). The Fund presently intends each quarter to consider making a tender offer for its Shares at a price equal to their current NAV.

    If more than 25,000,000 Shares are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered by the Board of Directors when it determined to make the Offer, the Fund will either (1) extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer period or (2) purchase 25,000,000 Shares (or such greater number of Shares sought) on a pro rata basis.

    THIS OFFER IS BEING MADE TO ALL STOCKHOLDERS OF THE FUND AND IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.

                                   IMPORTANT

    If you desire to tender all or any portion of your Shares, you should either
(1) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you or (2) if you own your Shares directly, complete and sign the Letter of Transmittal and mail or deliver it along with any Share certificate(s) and any other required documents to the Fund's transfer agent, Financial Data Services, Inc. (the "Transfer Agent"). If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. Shares held in your Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") brokerage account are registered in the name of Merrill Lynch and are not held by you directly. Merrill Lynch may charge its customers a $5.35 processing fee to confirm a repurchase of Shares from such customers pursuant to the Offer.

    NEITHER THE FUND NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH STOCKHOLDER MUST MAKE HIS OWN DECISION WHETHER TO TENDER SHARES, AND IF SO, HOW MANY SHARES TO TENDER.

    NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

    Questions and requests for assistance may be directed to your Merrill Lynch Financial Consultant or other nominee, or to the Transfer Agent at the address and telephone number set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to the Merrill Lynch Response Center.

December 18, 1998                              MERRILL LYNCH SENIOR FLOATING RATE
                                               FUND, INC.

Merrill Lynch Response Center                  Transfer Agent: Financial Data
P.O. Box 30200                                 Services, Inc.
New Brunswick, New Jersey 08989-0200           Attn: Merrill Lynch Senior Floating Rate
  Attn: Merrill Lynch Senior Floating Rate     Fund, Inc.
       Fund, Inc.                              P.O. Box 45289
  (800) 637-7455, ext. 3972                    Jacksonville, Florida 32232-5289
                                               (800) 637-3863

                                 --------------
                               TABLE OF CONTENTS

  SECTIONS                                                                                                         PAGE
-------------                                                                                                    ---------
         1.    Price; Number of Shares.........................................................................          3
         2.    Procedure for Tendering Shares..................................................................          3
         3.    Early Withdrawal Charge.........................................................................          4
         4.    Withdrawal Rights...............................................................................          5
         5.    Payment for Shares..............................................................................          5
         6.    Certain Conditions of the Offer.................................................................          5
         7.    Purpose of the Offer............................................................................          6
         8.    Certain Effects of the Offer....................................................................          6
         9.    Source and Amount of Funds......................................................................          6
        10.    Summary of Selected Financial Information.......................................................          7
        11.    Certain Information About the Fund..............................................................          8
        12.    Additional Information..........................................................................          8
        13.    Certain Federal Income Tax Consequences.........................................................          8
        14.    Extension of Tender Period; Termination; Amendments.............................................          9
        15.    Miscellaneous...................................................................................         10

    1. PRICE; NUMBER OF SHARES. The Fund will, upon the terms and subject to the conditions of the Offer, purchase up to 25,000,000 of its issued and outstanding Shares which are tendered and not withdrawn prior to 12:00 midnight, New York City time, on January 19, 1999 (such time and date being hereinafter called the "Initial Expiration Date"), unless it determines to accept none of them. The Fund reserves the right to extend the Offer (See Section 14). The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is hereinafter called the "Expiration Date." The purchase price of the Shares will be their NAV as of the close of the New York Stock Exchange on the Expiration Date. An Early Withdrawal Charge to recover distribution expenses will be assessed on Shares accepted for purchase which have been held for less than the applicable holding period (See Section 3).

    The Offer is being made to all stockholders of the Fund and is not conditioned upon any number of Shares being tendered. If more than 25,000,000 Shares are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered by the Board of Directors when it initially determined to make the Offer, the Fund will either (1) extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer period or (2) purchase 25,000,000 Shares (or greater number of Shares sought) on a pro rata basis.

    As of November 30, 1998 there were approximately 338 million Shares issued and outstanding and there were 2,764 holders of record of Shares (in addition, Merrill Lynch maintains accounts for 107,340 beneficial owners of Shares). The Fund has been informed that none of the Directors, officers or affiliates of the Fund intends to tender any Shares pursuant to the Offer. The Shares currently are not traded on any established secondary market. Current NAV quotations for the Shares can be obtained from your Merrill Lynch Financial Consultant or from the Merrill Lynch Response Center at (800) 637-7455, ext. 3972.

    2. PROCEDURE FOR TENDERING SHARES. In order for you to tender any of your Shares pursuant to the Offer, you may either: (a) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, in which case a Letter of Transmittal is not required or (b) if the Shares are registered in your name, send to the Transfer Agent, at the address set forth on page 2, any certificates for such Shares, a properly completed and executed Letter of Transmittal and any other documents required therein. Please contact the Merrill Lynch Response Center at (800) 637-7455, ext. 3972 as to any additional documents which may be required.

A. PROCEDURES FOR BENEFICIAL OWNERS HOLDING SHARES THROUGH MERRILL LYNCH OR OTHER BROKERS OR NOMINEES.

    If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. You should contact such broker, dealer, commercial bank, trust company or other nominee in sufficient time to permit notification of your desire to tender to reach the Transfer Agent by the Expiration Date. No brokerage commission will be charged on the purchase of Shares by the Fund pursuant to the Offer. However, a broker or dealer may charge a fee for processing the transaction on your behalf. Merrill Lynch may charge its customers a $5.35 processing fee to confirm a purchase of Shares pursuant to the Offer.

B.  PROCEDURES FOR REGISTERED STOCKHOLDERS.

    If you will be mailing or delivering the Letter of Transmittal and any other required documents to the Transfer Agent in order to tender your Shares, they must be received on or prior to the Expiration Date by the Transfer Agent at its address set forth on page 2 of this Offer to Purchase.

    Signatures on the Letter of Transmittal MUST be guaranteed by an "eligible guarantor institution" as such is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, the existence and validity of which may be verified by the Transfer Agent through the use of industry publications. Notarized signatures are not sufficient.

    Payment for Shares tendered and purchased will be made only after receipt by the Transfer Agent on or before the Expiration Date of a properly completed and duly executed Letter of Transmittal and any other required documents. If your Shares are evidenced by certificates, those certificates must also be received by the Transfer Agent on or prior to the Expiration Date.

    THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, IS AT THE ELECTION AND RISK OF THE PARTY TENDERING THE SHARES. IF DOCUMENTS ARE SENT BY MAIL, IT IS RECOMMENDED THAT THEY BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED.

C.  DETERMINATIONS OF VALIDITY.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, whose determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular stockholder, and the Fund's interpretations of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such times as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund, its investment adviser and administrator, Merrill Lynch Asset Management, L.P. ("MLAM"), nor the Transfer Agent, nor any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

D.  TENDER CONSTITUTES AN AGREEMENT.

    A tender of Shares made pursuant to any one of the procedures set forth above will constitute an agreement between the tendering stockholder and the Fund in accordance with the terms and subject to the conditions of the Offer.

    3. EARLY WITHDRAWAL CHARGE. The Fund will assess an Early Withdrawal Charge on Shares accepted for purchase which have been held for less than three years. The charge will be paid to Merrill Lynch Funds Distributor, Inc. (the "Distributor"), a wholly owned subsidiary of MLAM and the distributor of the Shares, to recover distribution expenses. The Early Withdrawal Charge will be imposed on those Shares accepted for tender based on an amount equal to the lesser of the then current net asset value of the Shares or the cost of the Shares being tendered. Accordingly, the Early Withdrawal Charge is not imposed on increases in the net asset value above the initial purchase price. In addition, the Early Withdrawal Charge is not imposed on Shares derived from reinvestments of dividends or capital gains distributions. In determining whether an Early Withdrawal Charge is payable, it is assumed that the acceptance of an offer to purchase tendered Shares will be made first from Shares acquired through dividend reinvestment and then from the earliest outright purchase of Shares. The Early Withdrawal Charge imposed will vary depending on the length of time the Shares have been owned since purchase (separate purchases shall not be aggregated for these purposes), as set forth in the following table:

                                                                                EARLY
YEAR OF TENDER AFTER PURCHASE                                             WITHDRAWAL CHARGE
--------------------------------------------------------------------  -------------------------
First...............................................................                3.0%
Second..............................................................                2.0%
Third...............................................................                1.0%
Fourth and following................................................                0.0%

    In determining whether an Early Withdrawal Charge is applicable to a tender of Shares, the calculation will be determined in the manner that results in the lowest possible amount being charged. Therefore, it will be assumed that the tender is first of Shares acquired through dividend reinvestment and of Shares held for over three years and then of Shares held longest during the three-year period. The Early Withdrawal Charge will not be applied to dollar amounts representing an increase in the net asset value since the time of purchase. The Early Withdrawal Charge will be waived on Shares tendered following the death of all beneficial owners of such Shares, provided the Shares are tendered within one year of death (a death certificate and other applicable documents may be required). At the time of acceptance of the Offer, the record or succeeding beneficial owner must notify the Transfer Agent either directly or indirectly through the Distributor that the Early Withdrawal Charge should be waived. Upon confirmation of the owner's entitlement, the waiver will be granted; otherwise, the waiver will be lost.

    4. WITHDRAWAL RIGHTS. You may withdraw Shares tendered at any time prior to the Expiration Date and, if the Shares have not yet been accepted for payment by the Fund, at any time after February 17, 1999.

    Stockholders whose accounts are maintained through Merrill Lynch should notify their Financial Consultant prior to the Expiration Date if they wish to withdraw Shares. Stockholders whose accounts are maintained through another broker, dealer, commercial bank, trust company or other nominee should notify such nominee prior to the Expiration Date. Shareholders whose accounts are maintained directly through the Transfer Agent should submit written notice to the Transfer Agent.

    To be effective, any notice of withdrawal must be timely received by the Transfer Agent at the address set forth on page 2 of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having deposited the Shares to be withdrawn, the number of Shares to be withdrawn, and, if the certificates representing such Shares have been delivered or otherwise identified to the Transfer Agent, the name of the registered holder(s) of such Shares as set forth in such certificates and the number of Shares to be withdrawn. If the certificates have been delivered to the Transfer Agent, then, prior to the release of such certificate, you must also submit the certificate numbers shown on the particular certificates evidencing such Shares and the signature on the notice of the withdrawal must be guaranteed by an Eligible Institution. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund in its sole discretion, whose determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 2 prior to the Expiration Date.

    5. PAYMENT FOR SHARES. For purposes of the Offer, the Fund will be deemed to have accepted for payment (and thereby purchased) Shares which are tendered as, if and when it gives oral or written notice to the Transfer Agent of its election to purchase such Shares.

    Payment for Shares will be made promptly by the Transfer Agent to tendering stockholders as directed by the Fund. Certificates for Shares not purchased (see Sections 1 and 6), or for Shares not tendered included in certificates forwarded to the Transfer Agent, will be returned promptly following the termination, expiration or withdrawal of the Offer, without expense to the tendering stockholder.

    The Fund will pay all transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. The Fund will not pay any interest on the purchase price under any circumstances.

    As noted above, Merrill Lynch may charge its customers a $5.35 processing fee to confirm a purchase of Shares from such customers pursuant to the Offer.

    6. CERTAIN CONDITIONS OF THE OFFER. The Fund shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of or payment for Shares tendered, if: (1) such purchases would impair the Fund's status as a regulated investment company under the Internal Revenue Code (which would make the Fund a taxable entity, causing the Fund's income to be taxed at the corporate level in addition to the taxation of stockholders who receive dividends from the Fund); (2) the Fund would not be able to liquidate portfolio securities in a manner which is orderly and consistent with the Fund's investment objective and policies in order to purchase Shares tendered pursuant to the Offer; or (3) there is, in the Board's judgment, any (a) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to the Fund, (c) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (d) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States which is material to the Fund, or (e) other event or condition which would have a material adverse effect on the Fund or its stockholders if Shares tendered pursuant to the Offer were purchased.

    If the Fund determines to amend the Offer or to postpone the acceptance for payment of or payment for Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided in Section
14. Moreover, in the event any of the foregoing conditions are modified or waived in whole or in part at any time, the Fund will promptly make a public announcement of such waiver and may, depending on the materiality of the modification or waiver, extend the Offer period as provided in Section 14.

    7. PURPOSE OF THE OFFER. The Fund does not currently believe there will be an active secondary market for its Shares. The Board of Directors has determined that it would be in the best interest of stockholders for the Fund to take action to attempt to provide liquidity to stockholders. To that end, the Directors presently intend each quarter to consider the making of a tender offer to purchase the Shares at NAV. The Fund will at no time be required to make any such tender offer.

    8. CERTAIN EFFECTS OF THE OFFER. The Purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of stockholders who do not tender their Shares. If you retain your Shares, however, you will be subject to any increased risks that may result from the reduction in the Fund's aggregate assets resulting from payment for the Shares, including, for example, the potential for greater volatility due to decreased diversification and higher expenses. However, the Fund believes that those risks will be reduced to the extent new Shares of the Fund are sold. All Shares purchased by the Fund pursuant to the Offer will be retired by the Board of Directors of the Fund.

    9. SOURCE AND AMOUNT OF FUNDS. The aggregate purchase price if 25,000,000 Shares are tendered and accepted for payment pursuant to the Offer will be approximately $246,500,000. The Fund anticipates that the purchase price for any Shares acquired pursuant to the Offer may be derived from (i) cash on hand, (ii) the proceeds of the sale of cash equivalents held by the Fund, (iii) the proceeds of sales of portfolio investments held by the Fund and/or (iv) borrowings by the Fund. If, in the judgment of the Directors, there is not sufficient liquidity of the assets of the Fund, or availability of funds from borrowings, to pay for tendered Shares, the Fund may terminate the Offer.

    On June 22, 1998, the Fund entered into an agreement with The Bank of New York ("BONY"), providing for an unsecured 364-day revolving credit facility (the "Facility"). The proceeds of the Facility may be used to finance the payment for Shares tendered in a tender offer by the Fund and to pay fees and expenses incurred in connection with the Facility. The Facility enables the Fund to borrow up to $100,000,000 at a rate of interest equal to, at the Fund's option, the sum of the federal funds rate (i.e., the rate at which BONY is offered overnight Federal funds by a Federal funds broker selected by BONY) plus the Applicable Margin (defined below) or the sum of the Eurodollar rate (based on the rates quoted by BONY to leading banks in the London interbank eurodollar market as the rate at which BONY is offering dollar deposits) plus the Applicable Margin (defined below). The Applicable Margin means, as to each loan,
(i) 0.25% during the first 30 days that such loan is outstanding, (ii) 0.30% during the next 30 days that such loan is outstanding and (iii) 0.40% during the next 30 days that such loan is outstanding. Interest on borrowings is computed on the basis of a year of 360 days for the actual number of days elapsed and is payable in arrears on the last day of each month in the case of borrowings that bear interest at the Federal funds rate, and at the end of the interest period selected by the Fund in the case of borrowings that bear interest at the Eurodollar rate. Each loan must be repaid at the earlier of (i) 90 days from the borrowing date of such loan and (ii) one business day prior to the date on which the Fund's next tender offer expires. Borrowings under the Facility, if any, may be repaid with the proceeds of portfolio investments sold by the Fund subsequent to the expiration date of a tender offer.

    The terms of the Facility may be modified by written agreement of the parties thereto. The Facility requires the Fund to maintain a Borrowing Base (defined as the sum of the value of all securities held by the Fund (less liabilities) plus the debt outstanding under the Facility, less non-performing assets) of not less than 300% of the outstanding principal balance of borrowings under the Facility and accrued interest. During the term of the Facility, the Fund may not incur indebtedness except for indebtedness incurred under the Facility, in hedging transactions, for purchases of securities on short-term credit as may be necessary for the clearance of sales or purchases of portfolio securities and for overdrafts extended by the custodian. Additionally, during the term of the Facility, the Fund is restricted with respect to the declaration or payment of dividends and the repurchase of shares pursuant to tender offers. Pursuant to such agreement, as long as certain defaults have not occurred and are not continuing under the Facility, the Fund may (i) make its periodic dividend payments to shareholders in an amount not in excess of its net investment income (and net realized capital gains not previously distributed to shareholders) for such period, (ii) distribute each year all of its net investment income (including net realized capital gains) so that it will not be subject to tax under the Federal tax laws and (iii) repurchase its shares pursuant to tender offers.

    Under the Investment Company Act of 1940 (the "1940 Act"), the Fund is not permitted to incur indebtedness unless immediately after such incurrence the Fund has an asset coverage of 300% of the aggregate outstanding principal balance of indebtedness. Additionally, under the 1940 Act the Fund may not declare any dividend or other distribution upon any class of its capital stock, or purchase any such capital stock, unless the aggregate indebtedness of the Fund has at the time of the declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 300% after deducting the amount of such dividend, distribution, or purchase price, as the case may be.

    10. SUMMARY OF SELECTED FINANCIAL INFORMATION. Set forth below is a summary of selected financial information for the Fund for the fiscal years ended August 31, 1997 and 1998. The information with respect to the fiscal years ended August 31, 1997 and 1998 has been excerpted from the Fund's audited financial statements. More comprehensive financial information is included in such reports (copies of which have been filed as exhibits to the Schedule 13E-4 filed with the Securities and Exchange Commission (the "SEC") in connection with the Offer and may be obtained from the Transfer Agent) and the summary of selected financial information set forth below is qualified in its entirety by reference to such documents and the financial information, the notes thereto and related matter contained therein.

                   SUMMARY OF SELECTED FINANCIAL INFORMATION
                  (IN 000'S EXCEPT PER SHARE DATA AND RATIOS)

                                                YEAR ENDED     YEAR ENDED
                                                AUGUST 31,     AUGUST 31,
                                                   1997           1998
                                               ------------   ------------
INCOME STATEMENT
  Investment income..........................  $   234,503    $   256,022
  Expenses...................................       38,745         43,661
                                               ------------   ------------
  Investment income--net.....................  $   195,758    $   212,361

REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS--NET
  Realized gain (loss) on investments--net...        1,495         (3,676)
  Change in unrealized appreciation on
    investments--net.........................        6,061         (9,911)

FINANCIAL HIGHLIGHTS (AT END OF PERIOD)
  Total assets...............................  $ 3,007,667    $ 3,376,918
  Total liabilities..........................       15,877         11,886
                                               ------------   ------------
  Net assets.................................  $ 2,991,790    $ 3,365,032
  Net asset value per share..................  $     10.02    $      9.97
  Shares of common stock outstanding.........      298,711        337,418

PER SHARE
  Investment income--net.....................  $       .68    $       .68
  Realized and unrealized gain (loss) on
    investments--net.........................          .03           (.05)
  Dividends from net investment income to
    common shareholders......................  $      (.68)   $      (.68)

RATIOS
  Total expenses to average net assets.......         1.33%          1.40%
  Investment income--net, to average net
    assets...................................         6.72%          6.79%

------------------------------

    11. CERTAIN INFORMATION ABOUT THE FUND. The Fund was incorporated under the laws of the State of Maryland on July 17, 1989 and is a non-diversified, closed-end, management investment company registered under the 1940 Act. The Fund seeks as high a level of current income and such preservation of capital as is consistent with investment in senior collateralized corporate loans ("Corporate Loans") made by banks and other financial institutions. The Corporate Loans pay interest at rates which float or reset at a margin above a generally-recognized base lending rate such as the prime rate of a designated U.S. bank, the Certificate of Deposit rate or the London InterBank Offered Rate. MLAM, an affiliate of Merrill Lynch, acts as investment adviser and administrator for the Fund.

    There have not been any transactions involving the Shares of the Fund that were effected during the past 40 business days by the Fund, any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing including any executive officer or director of any such subsidiary, except that within the past 40 business days pursuant to the public offering of its Shares the Fund has sold approximately 9.4 million Shares at a price equal to NAV on the date of each such sale.

    The principal executive offices of the Fund are located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

    12. ADDITIONAL INFORMATION. The Fund has filed a statement on Schedule 13E-4 with the SEC which includes certain additional information relating to the Offer. Such material may be inspected and copied at prescribed rates at the SEC's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, New York, New York 10048; and Room 3190, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained by mail at prescribed rates from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a web site (http://www.sec.gov) that contains the
Schedule 13E-4 and other information regarding the Fund.

    13. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the Federal income tax consequences of a sale of Shares pursuant to the Offer. You should consult your own tax adviser for a complete description of the tax consequences to you of a sale of Shares pursuant to the Offer.

    The sale of Shares pursuant to the Offer will be a taxable transaction for Federal income tax purposes, either as a "sale or exchange," or under certain circumstances, as a "dividend." In general, the transaction should be treated as a sale or exchange of the Shares under Section 302 of the Code, if the receipt of cash

(a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete redemption" of the stockholder's interest in the Fund, or
(c) is "not essentially equivalent to a dividend" with respect to the stockholder. A "substantially disproportionate" distribution generally requires a reduction of at least 20% in the stockholder's proportionate interest in the Fund after all shares are tendered. A "complete redemption" of a stockholder's interest generally requires that all Shares directly owned or attributed to such stockholder under Section 318 of the Code be disposed of. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the stockholder's interest, which should be the case if the stockholder has a minimal interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his proportionate interest in the Fund.

    If the sale of your Shares meets any of these three tests for "sale or exchange" treatment, you will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Shares sold. Such gain or loss will be a capital gain or loss if the Shares sold have been held by you as a capital asset. In general, capital gain or loss with respect to Shares sold will be long-term capital gain or loss if the holding period for such Shares is more than one year. Under recent legislation, the maximum capital gains rate applicable to such a sale of Shares would be 20%.

    If none of the Code Section 302 tests is met, you may be treated as having received, in whole or in part, a dividend, return of capital or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) your tax basis in the Shares. The tax basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by you. In addition, if the sale of Shares pursuant to the Offer is treated as a "dividend" to a tendering stockholder, a Code Section 305(c) constructive dividend may result to a non-tendering stockholder whose proportionate interest in the earnings and assets of the Fund has been increased as a result of such tender.

    Accordingly, the differentiation between "dividend" and "sale or exchange" treatment is important with respect to the amount and character of income that tendering stockholders are deemed to receive. In addition, while the marginal tax rates for dividends and capital gains remain the same for corporate stockholders, under the Code the top income tax rate on ordinary income of individuals (39.6%) will exceed the maximum tax rates on capital gains (20%).

    In the event that the sale of Shares by a corporate stockholder pursuant to the Offer is treated as a dividend, the corporate stockholder may be entitled to claim a "dividends received deduction" on the cash received, which ordinarily would be 70% of such dividend. However, corporate stockholders should consult their tax advisers about certain provisions of the Code that may affect the dividends received deduction.

    The Transfer Agent will be required to withhold 31% of the gross proceeds paid to a stockholder or other payee pursuant to the Offer unless either: (a) the stockholder has provided the stockholder's taxpayer identification number/social security number, and certifies under penalties of perjury: (i) that such number is correct, and (ii) either that (A) the stockholder is exempt from backup withholding, (B) the stockholder is not otherwise subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the Internal Revenue Service has notified the stockholder that the stockholder is no longer subject to backup withholding; or (b) an exception applies under applicable law and Treasury regulations. Foreign stockholders may be required to provide the Transfer Agent with a completed Form W-8, available from the Transfer Agent, in order to avoid 31% backup withholding.

    Unless a reduced rate of withholding or a withholding exemption is available under an applicable tax treaty, a stockholder who is a nonresident alien or a foreign entity may be subject to a 30% United States withholding tax on the gross proceeds received by such stockholder, if the proceeds are treated as a "dividend" under the rules described above. Foreign stockholders should consult their tax advisers regarding application of these withholding rules.

    14. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by making a public announcement thereof. In the event that the Fund so elects to extend the tender period, the NAV for the Shares tendered will be determined as of the close of the New York Stock Exchange on the Expiration Date, as extended. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including the Expiration Date, to (a) terminate the Offer and not to purchase or pay for any

Shares, and (b) amend the Offer in any respect by making a public announcement. Such public announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date and will disclose the approximate number of Shares tendered as of that date. Without limiting the manner in which the Fund may choose to make a public announcement of extension, termination or amendment, except as provided by applicable law (including Rule 13e-4(e)(2)), the Fund shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service.

    15. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude stockholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable tender offer rules, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer. In any jurisdiction the securities laws of which require the Offer to be made by a licensed broker or dealer the Offer shall be deemed to be made on the Fund's behalf by Merrill Lynch.

                       MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.

December 18, 1998

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